EXHIBIT 21

                              List of Subsidiaries


Subsidiary of CompuPrint, Inc.

1.    Terra Insight Corporation, a Delaware corporation, 100% owned


Subsidiary of Terra Insight Corporation

1.    Terra Resources, Inc., a Delaware corporation, 100% owned


Equity Interests of Terra Resources, Inc.

1. Tierra Nevada Exploration Partners, LP, a Delaware limited partnership, 100% owned
2.    New Found Oil Partners, LP, a Delaware limited partnership, 100% owned